

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 23, 2009

<u>Via U.S. Mail</u>

John F. Meier
Chairman and Chief Executive Officer
Libbey Inc.
300 Madison Avenue
Toledo, OH 43604

  Re: Libbey Inc.
    Registration Statement on Form S-3
    Filed on: November 30, 2009
    File No.: 333-163402

Dear Mr. Meier:

   We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Stockholder, page 8</u>

1. Please disclose whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale. If the selling stockholder is an affiliate of a registered broker-dealer, please revise to disclose the following:

   - that the selling stockholder purchased in the ordinary course of business; and
   - that, at the time of purchase of the securities to be resold, the seller had no

> agreements or understandings, directly or indirectly, with any person to
> distribute the securities.

If the selling stockholder is unable to make these representations, please state that it is an underwriters.

Incorporation of Certain Documents by Reference, page 11

2. The proxy statement is not included in the list of filings to be incorporated by reference. See Item 12 of Form S-3. Please revise.

Exhibits, page II-1

3. Please tell us why you have not filed the Debt Exchange Agreement as an exhibit, or otherwise file it with your next amendment.

Exhibit 5.1. Opinion of Latham & Watkins LLP

4. Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Christopher D. Lueking, Esq.
   Latham & Watkins LLP
   233 South Wacker Drive, Suite 5800
   Chicago, IL 60606
   Via Facsimile at (312) 993-9767